UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 15)*	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response. . . 14.5
Falconbridge Limited (Name of Issuer)
Common Shares (Title of Class of Securities)
36104100 (CUSIP Number)

Benny S. Levene
Chief Legal Counsel
Xstrata plc
Bahnhofstrasse 2
Zug, Ch-6301
Switzerland
+41-41-726-6058
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 17, 2006 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.            36104100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Xstrata plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☒

6.	Citizenship or Place of Organization England and Wales

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 349,922,526
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 349,922,526

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 349,922,526

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 92.1%

14.	Type of Reporting Person (See Instructions) CO; HC

CUSIP No.            36104100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 1184760 Alberta Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☒

6.	Citizenship or Place of Organization Canada

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 349,922,526
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 349,922,526

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 349,922,526

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 92.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.            36104100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Xstrata Canada Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☒

6.	Citizenship or Place of Organization Canada

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 257,700,100
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 257,700,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 257,700,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 67.8%

14.	Type of Reporting Person (See Instructions) CO; HC

Introduction.

        This Amendment No. 15 amends and supplements the Schedule 13D filed on August 24, 2005, as amended by Amendment No. 1 thereto filed on September 6, 2005 and as further amended by Amendment No. 2 thereto filed on February 3, 2006, Amendment No. 3 thereto filed on May 17, 2006, Amendment No. 4 thereto filed on May 18, 2006, Amendment No. 5 thereto filed on June 12, 2006, Amendment No. 6 thereto filed on June 21, 2006, Amendment No. 7 thereto filed on July 7, 2006, Amendment No. 8 filed thereto on July 11, 2006, Amendment No. 9 thereto filed on July 19, 2006, Amendment No. 10 thereto filed on July 21, 2006, Amendment No. 11 thereto filed on July 27, 2006, Amendment No. 12 thereto filed on July 27, 2006, and Amendment No. 13 thereto filed on August 9, 2006 by (i) Xstrata plc and (ii) 1184760 Alberta Ltd. and as further amended by Amendment No. 14 thereto filed on August 15, 2006 by (i) Xstrata plc, (ii) 1184760 Alberta Ltd. and (iii) Xstrata Canada Inc. (the "Statement") relating to the common shares of Falconbridge Limited, a corporation organized under the laws of Ontario, Canada. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 4.    Purpose of Transaction.

        Item 4 of the Statement is hereby amended by adding the following paragraphs immediately prior to the last paragraph thereof:

        "On August 17, 2006, the Reporting Persons caused Benny Levene, Thras Moraitis, Douglas Knight and William Ainley to be elected directors of the Company to fill the vacancies created by the resignations of Alex Balogh, Andre Berard, Jack Cockwell, A.L. Flood, Norman Gish, V. Maureen Kempston Darkes, Neville Kirchmann, G. Edmund King, James McCutcheon, Mary Mogford, Derek Pannell and David Kerr. Mr. Ainley will serve as the chair of the board of directors of the Company. The board of directors of the Company has been reconstituted as a five-member board of directors.

        On August 17, 2006, Derek Pannell resigned as Chief Executive Officer of the Company and Steve Douglas resigned as Chief Financial Officer of the Company. The Reporting Persons currently intend to cause the vacancies created by such resignations to be filled on August 21, 2006.

        The New York Stock Exchange notified the Company on August 17, 2006 that trading of Common Shares on the New York Stock Exchange will be suspended prior to the commencement of trading on August 18, 2006. The Reporting Persons may cause the Company to take steps to cease being subject to public reporting requirements under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the Common Shares and common share purchase rights of the Company after the consummation of the Reporting Person's intended compulsory acquisition or subsequent acquisition transaction to acquire all Common Shares not tendered to the August 15th Amended Falconbridge Offer following the expiry of the August 15th Amended Falconbridge Offer if the Reporting Persons determine that the Company may do so in accordance with the Exchange Act."

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2006
XSTRATA PLC
	By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: Chief Legal Counsel

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2006
1184760 ALBERTA LTD.
	By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: President

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2006
XSTRATA CANADA INC.
	By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: President